FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  10 May 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc
           Financial results for the three months ended 31 March 2007

(London - 10 May 2007) International Power today announces its results for the three months ended 31 March 2007 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said, "First quarter EPS(i) is up 8% and free cash flow is up 37% on last year. The business continues to perform in line with our expectations and we remain confident that overall 2007 will be a year of further growth."

Highlights

   - Profit from operations(i) of GBP228 million (2006: GBP217 million) - up 5%

   - EPS(i) of 7.1p (2006: 6.6p) - up 8%

   - EPS (inc. exceptional items and specific IAS 39 mark to market movements) of 2.3p (2006: 7.9p)

   - Free cash flow(ii) of GBP174 million (2006: GBP127 million) - up 37%

All   reference  to  financial   performance   in  this   commentary   is  on  a
pre-exceptional and pre-specific IAS 39 mark to market movements basis (unless stated otherwise).


Profit from operations(i)


                                       Three months             Year ended
                                      ended 31 March           31 December
                                      2007      2006                  2006
                                      GBPm      GBPm                  GBPm

North America                           12         4                   101
Europe                                 159       158                   450
Middle East                             14         5                    52
Australia                               26        33                   124
Asia                                    29        28                    91
                                    --------------------------------------
Regional total                         240       228                   818
Corporate costs                        (12)      (11)                  (45)
                                    ---------------------------------------
Profit from operations                 228       217                   773
                                    ======================================


     i) Excluding exceptional items and specific IAS 39 mark to market movements. For analysis and explanation of exceptional items and specific IAS 39 mark to market movements, please see notes 1 and 3 to this statement. ii) Free cash flow is set out in note 4 to this statement.


North America


Profit from operations in North America increased to GBP12 million from GBP4 million last year principally driven by a contribution from Coleto Creek, which was acquired in July 2006. Coleto Creek operated only in January and February as the asset commenced a planned outage in early March for both general maintenance and the commissioning of the dust emission control equipment (the baghouse). Planned outages were also successfully completed at our contracted assets namely EcoElectrica, Hartwell and Oyster Creek, which all continue to perform well.

Mild weather resulted in the load factor at our New England assets reducing to 35% from 65% last year. However, the impact of the lower load factor was offset by higher achieved prices through the forward capacity market, which commenced operation in December 2006.

Texas also experienced mild weather and generally lower power price volatility resulting in a lower achieved spread of $11/MWh at Midlothian compared to $13/ MWh last year, but with an increased load factor, up from 40% to 45%.

The load factor at Hays was down on the quarter last year due to a planned maintenance outage that was extended to repair defective welds on high pressure steam pipes. The impact of this extension to the outage was a charge of GBP5 million in the quarter. We will be seeking to recover these costs through warranty claims. Two units of the plant are currently operational and all four units will be available through the summer peak period.

For 2007 we have forward contracted 70% of our expected merchant CCGT output in Texas and 75% in New England. 95% of expected output at Coleto Creek has also been forward contracted for 2007.


Europe


Profit from operations in Europe at GBP159 million was marginally up on last year (2006: GBP158 million). Earnings at Rugeley and Deeside were significantly up, reflecting higher achieved spreads and load factors at both assets. First Hydro performed well and delivered earnings that were comparable to last year. Earnings at our Czech Business were down on last year due to lower heat sales driven by milder weather. Our contracted assets continue to deliver good operational and financial performance.

In the UK the increased earnings at Rugeley and Deeside were partially offset by Saltend, where we have accelerated the amortisation of its gas contract. We currently expect the full year amortisation charge to be approximately GBP65 million, of which GBP58 million has been charged in the first quarter to reflect the fall in forward gas prices in the first quarter of 2007.

For 2007, we have contracted 90% of expected output at Rugeley, 95% at Saltend and 50% at Deeside.

Indian Queens and the Levanto wind farm portfolio, which were both acquired last year, are performing well. At Levanto, an additional 25 MW of wind farms that were under construction at acquisition started commercial operation during the quarter, with a total of 386 MW in operation at the end of March.

In March, International Power announced that it has signed an agreement with Mitsui to create a common ownership platform for its UK(i) assets (to be held 75% International Power and 25% Mitsui), and to equalise its returns from Paiton Indonesia with the returns of Mitsui. As part of the agreement, International Power will sell a 25% equity interest in Rugeley, Deeside and Indian Queens to Mitsui and will acquire an additional 5% equity interest in First Hydro and Saltend. Mitsui will provide a new GBP200 million credit facility to support trading activities of the UK assets. International Power has also acquired the right to additional returns from Paiton equivalent to 9.2% of Paiton's earnings and cash distributions(ii). The sale and purchase of the interests in the UK assets and Paiton will result in a net cash payment of GBP85 million to International Power. The transaction is expected to be marginally earnings enhancing in the first full year and is subject to shareholder approval and competition clearance. Completion is expected by the end of June 2007.

In April we received a production licence for our planned 800 MW CCGT at Pego. This concludes the pre-construction permitting process and is an important step forward on the development of this project. Discussions on the offtake arrangements are progressing and subject to finalisation, we expect financial close towards the end of 2007.


Notes:

     i) Ownership in Derwent Cogeneration Limited, 33% held jointly by International Power and Mitsui, will be unchanged as a result of this transaction. ii) Via the acquisition of an economic interest from Mitsui, this transaction equalises the returns for International Power and Mitsui from Paiton (at 40% each) but does not entail any transfer of shares or change of management structure.


Middle East


In the Middle East,  profit from  operations  increased to GBP14 million  (2006:
GBP5 million) principally reflecting a full first time contribution from Tihama and additional capacity coming on line in the region.

At Umm Al Nar, the first three gas turbines, providing 625 MW of power, entered commercial operation during Q1 2007 and an additional 460 MW came on line in April. The remaining 458 MW are expected to reach commercial operation in June 2007.

At Ras Laffan B, in Qatar, the second phase of construction is progressing well. An additional 300 MW of capacity is expected to reach commercial operation in May 2007, with final completion of the 1,025 MW, 60 MIGD project expected in H1 2008.

At Hidd in Bahrain, construction of the 60 MIGD desalination extension is well underway and this additional capacity is expected to be operational by the end of 2007.

In April, International Power (in a 50:50 partnership with Marubeni of Japan) submitted a bid for a 40% interest in the 2,000 MW and 130 MIGD greenfield Fujairah F2 Independent Water and Power Project (IWPP) in the United Arab Emirates. The Abu Dhabi Water and Electricity Authority (ADWEA) has received three other bids for this project and is currently evaluating the proposals. It is expected that ADWEA will short-list a first and second ranked bidder in the next few weeks with a view to signing a long-term Power and Water Purchase Agreement in the third quarter of 2007.

The development of the Mmamabula power station (Phase One - up to 2,500 MW) in Botswana, with CIC Energy Corp. continues to make good progress. Negotiations for the power purchase agreements with Eskom Holdings Limited (for the majority of Mmamabula's output) and Botswana Power Corporation are progressing alongside the EPC tender process.


Australia


Profit from operations decreased to GBP26 million from GBP33 million in 2006. Profit in Australia was impacted by a short-term transmission constraint (principally into Victoria) caused by a bush fire. The market operator in Victoria restrained demand by imposing the maximum allowed price of A$10,000/MWh and requiring certain customers to reduce consumption. Generators then had to reduce their output to maintain the required frequency on the system. Our portfolio therefore had to buy power at this higher price to satisfy our contracted position.

The forward price curve has benefited from a significant uplift, particularly for peak hours. As we are strongly forward contracted for 2007, covering mostly peak hours, we expect to benefit from this price improvement through our ongoing forward contracting programme from 2008 onwards.


Asia


Profit from operations in Asia was GBP29 million compared to GBP28 million last year. Lower earnings at KAPCO due to the expiry of its tax holiday last year, were offset by increased earnings at Thai National Power, HUBCO and Uch. HUBCO and Uch in Pakistan benefited from continuing demand growth combined with low hydro availability, resulting in higher than expected load factors for the period.

The sale of the Malakoff wholesale power generation business to MMC Corporation was completed on 30 April. We expect to receive proceeds of approximately GBP245 million (at current exchange rates) later this month.


Interest


Net interest expense has increased by GBP17 million to GBP73 million for the first quarter, primarily reflecting the Coleto Creek and Levanto acquisitions, which took place in the second half of 2006. Interest cover was 2.8x for the three months ended 31 March 2007.


Foreign exchange


The impact of the strengthening of sterling on the results of our overseas operations, compared to the same period in 2006, is a reduction in EPS of 0.4p. The majority of this impact relates to translation of US dollar denominated operations.


Tax


The Group tax charge for the first three months was GBP34 million (2006: GBP37 million). The effective tax rate, based on our forecast rate for the full year, is 30% (2006: 30%).


Exceptional items and specific IAS 39 mark to market movements


No exceptional items were booked in the first three months of 2007 (2006: gain before tax of GBP14 million).


The specific IAS 39 mark to market movements reported in the quarter amount to a charge before tax of GBP117 million (2006: profit of GBP21 million), mainly due to the impact of increases in forward prices in Australia and our contracted position, particularly at Loy Yang B with its long-term hedge agreement with the Victoria State Government.


Cash Flow


A summary of the Group cash flow is set out below:


                                    Three months     Three months   Three months
                                           ended            ended          ended
                                        31 March         31 March    31 December
                                            2007             2006           2006
                                            GBPm             GBPm           GBPm

Profit for the period                         35              149            477
                                         ----------------------------------------
Specific IAS 39 mark to market
movements                                    119              (21)           (64)
Depreciation, amortisation and
other movements (i)                          127               67            386
                                         ----------------------------------------
                                             246               46            322
Dividends from joint ventures and
associates                                    21               17            113
Capital expenditure - maintenance            (13)             (32)          (128)
Movement in working capital                  (22)              26            (15)
Net tax and interest paid                    (93)             (79)          (313)
                                         ----------------------------------------

Free cash flow                               174              127            456
Receipt from TXU administrators -
exceptional                                    -               14             14
Receipt of compensation for breach
of contract - exceptional                      -                -              5
Debt financing costs capitalised on
acquisition debt                               -                -            (14)
Capital expenditure - growth                 (43)             (28)          (142)
Returns from joint ventures and
associates (net of investments)                3                3             24
Acquisitions                                 (13)               -           (842)
Disposals                                      -                -              1
Dividends paid                                 -                -            (67)
Proceeds from share issue                      6                6             15
Funding from minority interests                -                3              3
Foreign exchange and other                   (54)              24            213
                                         ----------------------------------------
Decrease/(increase) in net debt               73              149           (334)

Opening net debt                          (3,485)          (2,979)        (2,979)
Net debt on acquisition of
subsidiaries                                   -                -           (172)
                                         ----------------------------------------
Closing net debt                          (3,412)          (2,830)        (3,485)
                                         ========================================



     (i) Depreciation, amortisation and other movements are set out in note 4 to this statement. They include income statement charges for interest, tax, depreciation and the share of profit of joint ventures and associates. In the year ended 31 December 2006 they also included the exceptional profit on the TXU settlement and the exceptional profit on compensation for breach of contract.


Free cash flow in the first three months of 2007 increased from GBP127 million to GBP174 million reflecting the underlying profitability in the period, after adjusting for non cash items such as derivative mark to market movements and increased amortisation of the Saltend gas contract.

Maintenance capital expenditure was GBP19 million lower than the first three months of 2006 due to the phasing of planned outages. This was partially offset by increased tax and interest payments (GBP14 million higher than 2006).

Growth capital expenditure of GBP43 million principally reflects expenditure on the FGD installation at Rugeley, ongoing expenditure on the Levanto wind farm portfolio, and the Coleto Creek baghouse.


Summary balance sheet



A summarised, reclassified Group balance sheet is set out below:


                                        As at            As at             As at
                                     31 March         31 March       31 December
                                         2007             2006              2006
                                         GBPm             GBPm              GBPm

Property, plant and equipment and
intangibles                             4,820            4,434             4,840
Investments                             1,333            1,467             1,290
Long-term receivables and others        1,296              686             1,278
                                     ----------       ----------        ----------
                                        7,449            6,587             7,408

Net current (liabilities)/assets
(excluding net debt items)                (56)            (289)               69
Non-current liabilities (excluding net
debt items)                            (1,254)            (896)           (1,252)
Net debt                               (3,412)          (2,830)           (3,485)
                                     ----------       ----------        ----------
Net assets                              2,727            2,572             2,740
                                     ==========       ==========        ==========

Gearing                                  125%             110%               127%
Debt capitalisation                       56%              52%                56%
Net debt - JVs/Associates             (1,506)          (1,476)            (1,524)




Net debt decreased slightly from year end from GBP3.5 billion to GBP3.4 billion and debt capitalisation has remained flat at 56% compared to the year ended 31 December 2006.


Outlook


Our business is well positioned and continues to perform in line with our expectations. Given our largely forward contracted merchant position and planned growth in capacity in the Middle East, we remain confident that 2007, particularly the second half, will deliver further growth.


Achieved Spark and Dark Spreads for the three months ended 31 March 2007


North America



New England                        Q1 2007                        Q1 2006
Spark spread ($/MWh)               $12                            $3
Load factor                        35%                            65%

Texas (Midlothian)                 Q1 2007                        Q1 2006
Spark spread ($/MWh)               $11                            $13
Load factor                        45%                            40%

Texas (Hays)                       Q1 2007                        Q1 2006
Spark spread ($/MWh)               $4                             $8
Load factor                        15%                            30%

Texas (Coleto Creek)               Q1 2007                        Q1 2006
Dark spread ($/MWh)*               $28                            n/a
Load factor                        65%                            n/a

*Excludes SO2 costs


United Kingdom


Rugeley                            Q1 2007                        Q1 2006
Dark spread (GBP/MWh)*               GBP37                            GBP19
Load factor                        80%                            90%

Deeside                            Q1 2007                        Q1 2006
Spark spread (GBP/MWh)*              GBP26                            n/a**
Load factor                        55%                            7%***



*   Excludes CO2 costs

**  At low load factors the spark spreads are not meaningful

*** A planned outage took place at Deeside during Q1 2006



Australia


Hazelwood                          Q1 2007                       Q1 2006

Achieved power price (A$/MWh)      A$33                          A$33
Load factor                        85%                           80%



For further information please contact:

Investor Contact:                       Media Contact:
Aarti Singhal                           Beth Akers
+44 (0)20 7320 8681                     +44 (0)20 7320 8622


About International Power

International Power plc is a leading independent electricity generating company with 18,375 MW (net) in operation and 312 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as
ADRs) with ticker symbol IPR. Company website: www.ipplc.com



International Power plc
Consolidated Income Statement
For the quarter ended 31 March 2007


                                    ----------------                      ----------------
                                     Quarter ended                         Quarter ended
                                     31 March 2007                         31 March 2006
                                    ----------------                      ----------------

                             Results                                Results
                           excluding                              excluding
                         exceptional  Exceptional               exceptional   Exceptional
                           items and    items and                 items and     items and
                            specific     specific                  specific      specific
                         IAS 39 mark  IAS 39 mark     Results   IAS 39 mark   IAS 39 mark     Results
                           to market    to market     for the     to market     to market     for the
                           movements    movements      period     movements     movements      period
                                  (i)          (i)                       (i)           (i)
                     Note       GBPm         GBPm        GBPm          GBPm          GBPm        GBPm


Revenue: Group and
share of joint
ventures and
associates                       963        (141)         822           920           51         971

Less: share of
joint ventures'
and associates'
revenue                        (310)          (8)        (318)         (302)           1        (301)
                              ------       ------       ------        ------       ------      ------


Group revenue           2       653         (149)         504           618           52         670

Cost of sales                  (463)          30         (433)         (446)         (31)       (477)
                              ------       ------       ------        ------       ------      ------


Gross profit                    190         (119)          71           172           21         193

Other operating
income                           14            -           14            13           14          27

Other operating
expenses                        (35)           -          (35)          (36)           -         (36)

Share of results of
joint ventures and
associates                       59            8           67            68           (1)         67
                              ------       ------       ------        ------       ------      ------


Profit from
operations              2       228         (111)         117           217           34         251

Finance income                   18            -           18            11            -          11

Finance expenses                (91)          (6)         (97)          (67)           1         (66)
                              ------       ------       ------        ------       ------      ------


Profit before
tax                             155         (117)          38           161           35         196

Income tax
expense                         (34)          31           (3)          (37)         (10)        (47)
                              ------       ------       ------        ------       ------      ------


Profit for the
period                          121          (86)          35           124           25         149
                              ======       ======       ======        ======       ======      ======

Attributable to:

Minority interests               15          (15)           -            26            6          32

Equity holders of
the parent                      106          (71)          35            98           19         117
                              ======       ======       ======        ======       ======      ======


Earnings per
share:

Basic                           7.1p                      2.3p          6.6p                     7.9p
                              ======                    ======        ======                   ======

Diluted                         6.8p                      2.3p          6.3p                     7.5p
                              ======                    ======        ======                   ======



     (i) The Group separately presents certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order to assist the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements (see notes 1 and 3).



International Power plc
Consolidated Income Statement
For the year ended 31 December 2006

                                                     ----------------
                                                        Year ended
                                                     31 December 2006
                                                     ----------------
                                             Results
                                           excluding
                                         exceptional    Exceptional
                                           items and      items and
                                            specific       specific
                                         IAS 39 mark    IAS 39 mark     Results
                                           to market      to market     for the
                                           movements      movements        year
                                                 (i)            (i)
                                   Note         GBPm           GBPm         GBPm

Revenue: Group and share of
joint ventures and associates                  3,645            138       3,783

Less: share of joint ventures'
and associates' revenue                       (1,193)            (6)     (1,199)
                                              ------         ------       ------


Group revenue                        2         2,452            132       2,584

Cost of sales                                 (1,807)           (32)     (1,839)
                                              ------         ------       ------


Gross profit                                     645            100         745

Other operating income                            83             19         102

Other operating expenses                        (163)             -        (163)

Share of results of joint
ventures and associates                          208              6         214
                                              ------         ------       ------


Profit from operations               2           773            125         898


Finance income                                    53              -          53

Finance expenses                                (301)           (26)       (327)
                                              ------         ------       ------


Profit before tax                                525             99         624


Income tax expense                              (122)           (25)       (147)
                                              ------         ------       ------


Profit for the year                              403             74         477
                                              ======         ======       ======

Attributable to:

Minority interests                                71            (4)          67

Equity holders of
the parent                                       332            78          410
                                              ======         ======       ======

Earnings per share:

Basic                                           22.4p                     27.6p
                                               ======                    ======

Diluted                                         21.3p                     26.2p
                                               ======                    ======



     (i) The Group separately presents certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order to assist the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements (see notes 1 and 3).



International Power plc
Consolidated Balance Sheet
As at 31 March 2007


                                        As at            As at             As at
                                     31 March         31 March       31 December
                                         2007             2006              2006
                                         GBPm             GBPm              GBPm
Assets

Non-current assets

Goodwill and other intangible
assets                                    354              360               415
Property, plant and equipment           4,466            4,074             4,425
Investments                             1,333            1,467             1,290
Long-term receivables                   1,153              608             1,147
Deferred tax assets                       111               66                93
Derivative financial assets                32               12                38
                                    ---------        ---------         ---------

Total non-current assets                7,449            6,587             7,408
                                    ---------        ---------         ---------

Current assets

Inventories                               130               92               141
Trade and other receivables               449              431               432
Derivative financial assets               232              293               243
Assets held for trading                    35               50                42
Cash and cash equivalents               1,043              675               980
                                    ---------        ---------         ---------

                                        1,889            1,541             1,838

Non-current assets classified
as held for sale                          133                -               128
                                    ---------        ---------         ---------

Total current assets                    2,022            1,541             1,966
                                    ---------        ---------         ---------

Total assets                            9,471            8,128             9,374
                                    ---------        ---------         ---------


Current liabilities

Loans and bonds                           220              101               241
Derivative financial                      312              447               204
liabilities
Other current liabilities                 688              658               671
                                    ---------        ---------         ---------

Total current liabilities               1,220            1,206             1,116
                                    ---------        ---------         ---------

Non-current liabilities

Loans and bonds                         4,270            3,454             4,266
Derivative financial liabilities          290              152               226
Other payables                            122              103               121
Deferred tax liabilities                  642              568               696
Provisions                                200               73               209
                                    ---------        ---------         ---------

Total non-current liabilities           5,524            4,350             5,518
                                    ---------        ---------         ---------

Total liabilities                       6,744            5,556             6,634
                                    ---------        ---------         ---------

Net assets                              2,727            2,572             2,740
                                    =========        =========         =========

Equity

Share capital                             749              743               746
Reserves                                1,724            1,524             1,716
                                    ---------        ---------         ---------
Total equity attributable to
equity holders of parent                2,473            2,267             2,462
Minority interests                        254              305               278
                                    ---------        ---------         ---------

Total equity                            2,727            2,572             2,740
                                    =========        =========         =========

--------------------------------------------------------------------------------

Net debt                               (3,412)          (2,830)           (3,485)

Gearing                                 125.1%           110.0%            127.2%
Debt capitalisation                      55.6%            52.4%             56.0%




The gearing percentage represents net debt as a proportion of net assets employed.The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

--------------------------------------------------------------------------------



International Power plc
Consolidated Statement of Changes in Total Equity
For the quarter ended 31 March 2007


                                 Quarter ended     Quarter ended      Year ended
                                      31 March          31 March     31 December
                                          2007              2006            2006
                                          GBPm              GBPm            GBPm

Foreign exchange translation
differences (net of tax)                    10               (13)           (137)
Fair value movement on cash flow
hedges taken to equity (net of
deferred tax of GBP14 million)               (38)               65             124
                                    ----------        ----------      ----------

Net (expense)/income recognised
directly in equity                         (28)               52             (13)

Net profit for the period                   35               149             477
                                    ----------        ----------      ----------
Total recognised income and
expense for the period                       7               201             464

Issue of shares                              7                 6              17
Minority interests in
acquisitions and disposals                   -                 -              (1)
Distributions:
    Dividends on ordinary shares             -                 -             (67)
    To minority interests in
    subsidiaries                           (23)              (14)            (54)
Other movements                             (4)                4               6
                                    ----------        ----------      ----------

Net (decrease)/increase in total
equity                                     (13)              197             365

Balance at beginning of the
period                                   2,740             2,375           2,375

                                    ----------        ----------      ----------

Balance at end of the period             2,727             2,572           2,740
                                    ==========        ==========      ==========



International Power plc
Consolidated Cash Flow Statement
For the quarter ended 31 March 2007

                                 Quarter ended     Quarter ended      Year ended
                                      31 March          31 March     31 December
                                          2007              2006            2006
                           Note           GBPm              GBPm            GBPm

Net cash inflow from
operating activities         4             174               141             475
                                      --------         ---------       ---------
Investing activities

Purchase of property, plant
and equipment - growth                    (43)              (28)            (142)
Acquisitions of
subsidiaries (net of cash                   -                 -             (650)
acquired)
Acquisitions of joint
ventures, associates and
investments                               (13)                -              (64)
Returns from joint ventures
and associates (net of
investments)                                3                 3               24
Proceeds from disposal of
investments                                 -                 -                1
                                      --------         ---------       ---------
Net cash outflow from
investing activities                       (53)              (25)           (831)
                                      --------         ---------       ---------
Financing activities

Dividends paid                               -                -              (67)
Proceeds from share issue                    6                6               15
Net (repayments of)/
proceeds from long-term
borrowings                                 (43)             (54)             845
Net funding from minority
interests                                    -                3                3
Distributions paid to
minority interests                         (23)             (14)             (54)
                                      --------         ---------       ---------
Net cash (outflow)/inflow
from financing activities                  (60)             (59)             742
                                      --------         ---------       ---------

Net increase in cash and
cash equivalents                            61               57              386

Cash and cash equivalents
at beginning of the period                 980              620              620

Effect of foreign exchange
rates thereon                                2               (2)             (26)
                                      --------         ---------       ---------
Cash and cash equivalents
at end of the period                     1,043               675             980
                                      ========         =========       =========



International Power plc
Notes to the Consolidated Financial Statements
For the quarter ended 31 March 2007


1.        Basis of preparation


The unaudited consolidated financial statements have been prepared on the basis of accounting policies set out in the Group's annual financial statements for the year ended 31 December 2006, and in accordance with the Listing Rules of the Financial Services Authority. The unaudited consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's Annual Report and consolidated financial statements for the year ended 31 December 2006.

These unaudited consolidated financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2006 is derived from the statutory accounts for that period. Statutory accounts for the year ended 31 December 2006 will be filed with the Registrar of Companies following the Company's Annual General Meeting. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

These unaudited consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments and financial instruments held for trading, which are carried at fair value.


Exceptional items and specific IAS 39 mark to market movements


In order to allow a better understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement in three columns such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements, (ii) the effect of exceptional items and specific IAS 39 mark to market movements and
(iii) results for the period. For the purposes of clarity, in the explanation of the basis of preparation applied in these consolidated financial statements, we describe these columns as the 'left hand column', the 'middle column' and the 'right hand column' respectively.

Those items that the Group separately present as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information. The Group discloses exceptional items in the middle column.

The Group enters into derivative contracts to economically hedge certain of its physical and financial exposures. In relation to commodities trading, the Group considers economic hedges to be those which are asset backed, i.e. where the Group is either forward selling electricity from its own generation capacity or forward buying fuel for its own generation capacity. In respect of interest rate swaps and other treasury related derivatives the Group considers economic hedges to be those which hedge existing assets, liabilities and firm commitments.

Some of these economic hedges achieve the own use exemption under IAS 39 and are accounted for on an accruals basis. Some are accounted for as cash flow hedges under IAS 39 with fair value gains and losses recorded in the hedging reserve. Where derivative contracts do not achieve the own use exemption and the Group could not, or has not sought to, apply cash flow hedge accounting, IAS 39 requires the derivative contract to be measured at fair value (marked to market) with fair value gains and losses recognised in the income statement. The Group separately presents these mark to market movements on economic hedges, in the middle column, to assist the reader's understanding of underlying business performance and to provide a more meaningful presentation.

For economic hedges, where fair value gains and losses are recorded in the income statement, in the period in which the economically hedged transaction settles, the settlement amount of the derivative, being the cumulative fair value gains and losses recognised in the current and prior periods, is presented in the left hand column so that the transaction is measured at its contracted price (i.e. the spot price less the fair value gain or loss on the derivative contract at that date).

As the cumulative mark to market movements have already been recognised in the middle column in the current and prior periods, an equal but opposite amount is presented in the middle column so that cumulatively the amount recognised in the middle column in respect of such economic hedges is zero.

By presenting fair value gains and losses in this manner, the left hand column is not affected by mark to market movements and therefore reflects the underlying business performance at contracted prices.

The amortisation of derivatives, which are acquired with a fair value other than zero, is always recorded in the left hand column. This is achieved by presenting an equal but opposite amount in the middle column, such that specific IAS 39 mark to market movements presented in the middle column are shown net of the amortisation during the period.

Ineffectiveness in qualifying cash flow hedges under IAS 39 can arise from business combinations, where the fair value of the derivatives at acquisition is not equal to zero, or as a result of the difference between the contractual profile of the economic hedge and the profile of transactions defined as the hedged item. IAS 39 requires ineffectiveness in qualifying cash flow hedges to be recorded in the income statement, and therefore the Group records this ineffectiveness in the middle column when it relates to an economic hedge.

Mark to market movements of the fair value of embedded derivatives in convertible bonds, which relate to conversion features where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the consolidated financial statements, are treated as specific IAS 39 mark to market movements and as such are presented in the middle column. The Directors consider the fair value gains and losses of these embedded derivatives should be appropriately disclosed within specific IAS 39 mark to market movements, in the middle column, so as to separately identify a non-cash movement which, if the conversion option is exercised, will ultimately be extinguished by the issue of equity.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives which are acquired with a fair value other than zero comprise part of the Group's underlying business performance and are appropriately, in the judgement of the Directors, included within the left hand column.

The right hand column presents the results for the period, showing all gains and losses recorded in the consolidated financial statements.

To the extent that exceptional items are separately identified in the income statement, they are also separately identified in the cash flow statement under the respective heading to which they relate.


2.        Segmental analysis



a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)



              Quarter ended 31 March 2007           Quarter ended 31 March 2006         Year ended 31 December 2006
          ---------------------------------    ----------------------------------   ----------------------------------
                           Share of                             Share of                             Share of
                              joint                                joint                                joint
                       ventures and                         ventures and                         ventures and
          Subsidiaries   associates    Total  Subsidiaries    associates    Total  Subsidiaries    associates    Total
                 GBPm          GBPm     GBPm          GBPm          GBPm     GBPm          GBPm          GBPm      GBPm

North
America           122            42      164           140            45      185           732          183       915
Europe            418           109      527           376           121      497         1,266          411     1,677
Middle
East               17            30       47             7            15       22            51           99       150
Australia          88            27      115            90            23      113           378          107       485
Asia                8           102      110             5            98      103            25          393       418
                ------        ------   ------        ------        ------   ------        ------      -------    ------
                  653           310      963           618           302      920         2,452        1,193     3,645
                ======        ======   ======        ======        ======   ======        ======      =======    ======



Note

The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31 March 2007 is North America GBP135 million, Europe GBP505 million and Australia GBP25 million. (Quarter ended 31 March 2006: North America GBP213 million, Europe GBP507 million and Australia GBP126 million. Year ended 31 December 2006: North America GBP944 million, Europe GBP1,837 million and Australia GBP434 million).


b) Profit/(loss) from operations (excluding exceptional items and specific IAS
39 mark to market movements)

              Quarter ended 31 March 2007           Quarter ended 31 March 2006         Year ended 31 December 2006
          ---------------------------------    ----------------------------------   ----------------------------------
                           Share of                             Share of                             Share of
                              joint                                joint                                joint
                       ventures and                         ventures and                         ventures and
          Subsidiaries   associates    Total  Subsidiaries    associates    Total  Subsidiaries    associates    Total
                 GBPm          GBPm     GBPm          GBPm          GBPm     GBPm          GBPm          GBPm     GBPm
North
America             6             6       12            (3)            7        4            73           28       101
Europe            135            24      159           127            31      158           381           69       450
Middle
East               11             3       14             2             3        5            32           20        52
Australia          26             -       26            34            (1)      33           121            3       124
Asia                3            26       29             -            28       28             3           88        91
                ------        ------   ------        ------        ------   ------        ------      -------    ------
                  181            59      240           160            68      228           610          208       818

Corporate         (12)            -      (12)          (11)            -      (11)          (45)           -       (45)
costs           ------        ------   ------        ------        ------   ------        ------      -------    ------
                  169            59      228           149            68      217           565          208       773
                ======        ======   ======        ======        ======   ======        ======      =======    ======



Notes

1. The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31 March 2007 is North America loss of GBP1 million, Europe profit of GBP151 million and Australia loss of GBP64 million. (Quarter ended 31 March 2006: North America profit of GBP1 million, Europe profit of GBP181 million, Australia profit of GBP46 million and Asia profit of GBP29 million. Year ended 31 December 2006:
North America profit of GBP111 million, Europe profit of GBP615 million and Australia profit of GBP74 million).

2. Alternative format segmental information is provided on page 20 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.


3. Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are recorded within the income statement.



                                 Quarter ended     Quarter ended      Year ended
                                      31 March          31 March     31 December
                                          2007              2006            2006
                                          GBPm              GBPm            GBPm

Mark to market movements                  (149)               52             132
                                      ---------         ---------       ---------
Amounts recognised in revenue             (149)               52             132
                                      ---------         ---------       ---------

Impairment reversal of Deeside plant         -                 -              36
Mark to market movements                    30               (31)            (68)
                                      ---------         ---------       ---------
Amounts recognised in cost of sales         30               (31)            (32)
                                      ---------         ---------       ---------

Compensation in respect of the
tolling agreement with TXU                   -                14              14
Compensation in respect of breach
of contract                                  -                 -               5
                                      ---------         ---------       ---------
Amounts recognised in other
operating income                             -                14              19
                                      ---------         ---------       ---------

Mark to market movements                     8                (1)              6
                                      ---------         ---------       ---------
Amounts recognised in share of
results of joint ventures and
associates                                   8                (1)              6
                                      ---------         ---------       ---------

Mark to market movements                    (6)                1             (26)
                                      ---------         ---------       ---------
Amounts recognised in finance
expenses                                    (6)                1             (26)
                                      ---------         ---------       ---------

Taxation on Deeside plant
impairment reversal                          -                 -             (11)
Taxation on compensation in
respect of the tolling agreement
with TXU                                     -                (4)             (4)
Taxation on mark to market
movements                                   31                (6)            (10)
                                      ---------         ---------       ---------
Taxation on exceptional items and
specific IAS 39 mark to market
movements                                   31               (10)            (25)
                                      ---------         ---------       ---------

Total exceptional items and
specific IAS 39 mark to market
movements after attributable
taxation                                   (86)               25              74
                                      =========         =========       =========



In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table above, described as "mark to market movements". For the quarter ended 31 March 2007 the impact of these adjustments on profit before tax is a loss of GBP117 million and on tax expense a credit of GBP31 million. For the quarter ended 31 March 2006 the impact of these adjustments on profit before tax is a profit of GBP21 million and on tax expense a charge of GBP6 million. For the year ended 31 December 2006 the impact of these adjustments on profit before tax is a profit of GBP44 million and on tax expense a charge of GBP10 million.

The mark to market movements recognised within finance expenses includes a charge of GBP6 million in respect of the fair value gains and losses on the 3.25% convertible euro bonds 2013. (Quarter ended 31 March 2006 is GBPnil. Year ended 31 December 2006 is a charge of GBP28 million).



4.        Reconciliation of profit to net cash inflow from operating activities


                                   Quarter ended    Quarter ended    Year ended
                                        31 March         31 March   31 December
                                            2007             2006          2006
                                            GBPm             GBPm           GBPm


Profit for the period                         35              149            477

Adjustments for:
                                        ---------        ---------      ---------
Tax expense                                    3               47            147
Net interest expense                          79               55            274
Share of profit of joint ventures
and associates                               (67)             (67)          (214)
Depreciation of property, plant
and equipment and amortisation of
intangible assets                            106               61            273
Impairment reversal - exceptional              -                -            (36)
Profit on receipt from TXU
Administrators - exceptional                   -              (14)           (14)
Profit on compensation for breach
of contract - exceptional                      -                -             (5)
Specific IAS 39 mark to market
movements                                    119              (21)           (64)
Other non-cash movements                       7              (24)           (44)
(Decrease)/increase in provisions            (10)               6             (9)
Proceeds from sale of property,
plant and equipment                            1                -              -
Decrease in finance lease receivables          8                3             14
                                        ---------        ---------      ---------

                                             246               46            322

Dividends received from joint ventures
and associates                                21               17            113
Purchase of property, plant and
equipment - maintenance                      (13)             (32)          (128)
                                        ---------        ---------      ---------
Operating cash flows before movements
in working capital                           289              180            784

(Increase)/decrease in working capital       (22)              26            (15)
                                        ---------        ---------      ---------

Cash generated from operations               267              206            769

Taxes paid                                    (5)              (1)           (57)
Net interest paid                            (88)             (78)          (256)
                                        ---------        ---------      ---------

Free cash flow                               174              127            456

Receipt from TXU Administrators -
exceptional                                    -               14             14
Receipt of compensation for breach of
contract - exceptional                         -                -              5
                                        ---------        ---------      ---------

Net cash inflow from operating
activities                                   174              141            475
                                        =========        =========      =========



5.        Acquisitions and disposals


Agreement with Mitsui


On 29 March 2007, International Power plc announced that it has signed an agreement with Mitsui & Co Ltd (Mitsui) to create a common ownership platform for its UK assets excluding Derwent (to be held 75% International Power and 25% Mitsui) and to equalise its returns from Paiton, Indonesia. Mitsui is a related party due to its existing relationship with International Power and hence this transaction is subject to shareholder approval.

As part of this agreement, International Power will sell a 25% equity interest in Rugeley, Deeside and Indian Queens to Mitsui and will acquire an additional 5% equity interest in First Hydro and Saltend. Mitsui will provide a GBP200 million credit facility to support trading activities of the UK assets. International Power has also acquired the right to additional returns from Paiton equivalent to 9.2% of Paiton's earnings and cash distributions via the acquisition of an economic interest from Mitsui. This transaction equalises the returns for International Power and Mitsui from Paiton (at 40% each) but does not entail any transfer of shares or change of management structure.

The sale and purchase of the interests in the UK assets and Paiton will result in a net cash payment of GBP85 million to International Power.

Completion of this transaction, which is conditional upon International Power shareholder approval, EU regulatory approval and lender consents, is expected in June 2007.


Disposal of Malakoff


The sale of the Malakoff wholesale power generation business to MMC Corporation was completed on 30 April. Proceeds of approximately GBP245 million (at current exchange rates) are expected to be received before the end of May 2007.


6.        Dividends


The Directors have declared an annual dividend of 7.9p per Ordinary Share, to be paid on 26 June 2007. The dividend is subject to approval by shareholders at the Group's next AGM and has not been included in the consolidated balance sheet as a liability at 31 March 2007.


7.        Annual report and accounts


Copies of the full Annual Report for the year ended 31 December 2006 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an email to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.



International Power plc

Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 31 March 2007


Additional segmental information


The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.


a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


              Quarter ended 31 March 2007           Quarter ended 31 March 2006         Year ended 31 December 2006
          ---------------------------------    ----------------------------------   ----------------------------------
                           Share of                             Share of                             Share of
                              joint                                joint                                joint
                       ventures and                         ventures and                         ventures and
          Subsidiaries   associates    Total  Subsidiaries    associates    Total  Subsidiaries    associates    Total
                 GBPm          GBPm     GBPm          GBPm          GBPm     GBPm          GBPm          GBPm     GBPm
North
America             6            10       16            (3)           11        8            73           44       117
Europe            135            34      169           127            46      173           381          107       488
Middle
East               11            10       21             2             7        9            32           42        74
Australia          26             1       27            34            (1)      33           121            6       127
Asia                3            46       49             -            45       45             3          164       167
                ------        ------   ------        ------        ------   ------        ------       ------    ------
                  181           101      282           160           108      268           610          363       973
Corporate
costs             (12)           -       (12)          (11)            -      (11)          (45)           -       (45)
                ------        ------   ------        ------        ------   ------        ------       ------    ------
                  169           101      270           149           108      257           565          363       928
                ======       ======    ======        ======        ======   ======        ======       ======    ======




b) Reconciliation of segment results between IFRS and the alternative presentational format


                                   Quarter ended    Quarter ended     Year ended
                                        31 March         31 March    31 December
                                            2007             2006           2006
                                      ----------       ----------     ----------
                                            GBPm             GBPm           GBPm
Profit from operations (excluding
(excluding exceptional items and
specific IAS 39 mark to market
movements)                                   228              217            773

Add back:
Share of JVs' and associates' interest        25               23             99
Share of JVs' and associates' taxation        17               17             55
Share of JVs' and associates'
minority interest                              -                -              1
                                          ------            -----         ------

Profit from operations (including
results from JVs and associates before
interest, tax and minority interest)         270              257            928
                                          ======            =====         ======



Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)


The following table shows a reconciliation of the effective tax rate and interest cover ratio for the group (excluding exceptional items and specific IAS 39 mark to market movements):


                                   Quarter ended    Quarter ended     Year ended
                                        31 March         31 March    31 December
                                            2007             2006           2006
                                      ----------       ----------     ----------
                                            GBPm             GBPm           GBPm

Profit from operations
(excluding exceptional items and
specific IAS 39 mark to market
movements)                                   228              217            773

Add back:
Share of JVs' and associates' interest        25               23             99
Share of JVs' and associates' taxation        17               17             55
Share of JVs' and associates' minority
interest                                       -                -              1
                                       ----------       ----------     ----------
Profit before total interest and
taxation                                     270              257            928
                                       ----------       ----------     ----------
Total interest expense
(including share of JVs and
associates)                                  (98)             (79)          (347)
                                       ----------       ----------     ----------
Profit before total tax expense              172              178            581
                                       ----------       ----------     ----------
Total income tax expense
(including share of JVs and
associates)                                  (51)             (54)          (177)
                                       ----------       ----------     ----------
Profit after tax                             121              124            404

Total minority interest
(including share of JVs and associates)      (15)             (26)           (72)
                                       ----------       ----------     ----------
Profit attributable to the equity
holders (excluding exceptional items
and specific IAS 39 mark to market
movements)                                   106               98            332
                                       ==========       ==========     ==========

Effective tax rate                            30%              30%            30%

Interest cover ratio                         2.8x             3.3x           2.7x




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary